SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 1, 2005

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosure: STMicroelectronics N.V.’s Second Quarter and First Half 2005:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months and six months ended July 2, 2005; and
•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months ended July 2, 2005 and Notes thereto included elsewhere in this Form 6-K. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “–Critical Accounting Policies Using Significant Estimates”, “–Business Outlook” and “Liquidity and Capital Resources–Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information–Risk Factors” included in our annual report on Form 20-F for the year ended December 31, 2004 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 23, 2005 (the “Form 20-F”), as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make estimates and assumptions that have a significant impact on the results we report in our consolidated financial statements, which we discuss under the section “Results of Operations”. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing capacity thresholds to determine costs to be capitalized in inventory; accruals for warranty costs; litigation and claims; valuation of acquired intangibles; goodwill; investments and tangible assets as well as the impairment of their related carrying values; restructuring charges; other non-recurring special charges; assumptions used in calculating pension obligations and pro forma share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; as well as provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

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Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment. We determine the amount of reported revenues based on certain judgments or estimates, and this amount of reported revenue may vary if we elect to make different judgments or estimates.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

We do not have insurance against product claims and we record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. We limit our liability to the price allocable to the products which gives rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends. In the first half of 2005, we recorded a provision of 1% of total receivables. In addition, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

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Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. As of July 2, 2005, the value of goodwill amounted to $223 million.

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Impairment of goodwill. Goodwill acquired in business combinations is not amortized and is instead subject to an impairment test performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. We define our reporting units one level below the three semiconductor product groups under the caption “Business Overview” below. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill, and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration, the market acceptance of certain new technologies and relevant cost structure. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. In the first half of 2005, we recorded an impairment of goodwill of $39 million.

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Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution, our market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that such plans and estimates may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. As of July 2, 2005, we have registered an impairment charge of $24 million, and the value of intangible assets subject to amortization amounted to $240 million.

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Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We evaluate each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which we operate or in the market to which the asset is dedicated; available evidence of obsolescence of the asset; strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants. Since a significant portion of our tangible assets is carried by our European affiliates and their cost of operations are mainly denominated in euros while revenues primarily are denominated in U.S. dollars, the exchange rate dynamic may trigger impairment charges.

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Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but charged directly to cost of sales.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

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Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for our exiting activities or to dispose of our activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we continue to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these charges could be material and have a material adverse effect on our results of operations or financial condition. In the second quarter of 2005 and in the first half of 2005, the amount of restructuring charges and other related closure costs amounted to $22 million and $37 million before taxes, respectively.

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Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of July 2, 2005, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets or in our estimates of the valuation allowance, or in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate that probable additional taxes will be due. We reverse the liability and recognize a tax benefit during the period if we ultimately determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than what we expect the ultimate assessment to be.

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Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right under economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of any such intellectual property claims being successfully asserted. We record a provision when we estimate that the claim could successfully be asserted in a court of law, when the resulting loss is considered probable and in the absence of a valid offset or counterclaim. See “Item 3. Key Information–Risk Factors–We depend on patents to protect our rights to our technology” included in our Form 20-F, as may be updated from time to time in our public filings.

ST is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”).

On October 15, 2004, SanDisk filed a complaint against us in the United States International Trade Commission (the “ITC”) with respect to certain NAND memory products, alleging patent infringement and seeking an order excluding our NAND products from importation into the United States. On November 15, 2004, the ITC instituted an investigation against us in response to the complaint. The trial is set for August 1st to August 5th 2005 in Washington D.C.

On October 15, 2004, SanDisk also filed a complaint for patent infringement, and declaratory judgment of non-infringement and patent invalidity against us in the United States District Court for the Northern District of California. The complaint alleges that our products infringe a SanDisk U.S. patent and seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. By order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim pending an outcome in the ITC action discussed above. On January 20, 2005, the court issued an order granting our motion to dismiss the declaratory judgment causes of action. SanDisk has appealed the order to the United States Court of Appeals for the Federal Circuit.

On February 4, 2005, we filed two complaints for patent infringement against SanDisk in the United States District Court for the Eastern District of Texas. The complaints allege that SanDisk products infringe seven of our U.S. patents. On March 28, 2005, SanDisk filed motions to dismiss, transfer, or sever and stay the cases. On April 22, 2005, SanDisk filed a counterclaim against us alleging that our products practice two SanDisk patents. On April 25 and 27, 2005, the court issued orders denying the motions to dismiss, transfer, or sever and stay the cases.

On March 28, 2005, SanDisk filed a complaint for declaratory judgment of non-infringement and patent invalidity against us in the United States District Court for the Northern District of California. The complaint seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. On April 11, 2005, SanDisk voluntarily dismissed the case.

Based on our current assessment, made with support of our outside attorneys, we do not believe that the SanDisk litigation will have a material adverse effect on our financial position, cash flow, or results of operations. However, if we are unsuccessful in resolving these proceedings, or if the outcome of any other litigation or claim would be unfavorable to us, we may incur money damages, or an injunction or exclusion order.

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Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Fiscal Year

Our fiscal year starts on January 1, and the first quarter of 2005 lasted until April 2, 2005. The second quarter of 2005 ended on July 2, 2005, and the third quarter of 2005 will end on October 1, 2005. The fourth quarter of 2005 will end on December 31, 2005.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).

Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies, sales and marketing channels. Beginning with the first quarter of 2005, we now report our sales and operating income in three segments:

•	the Application Specific Product Groups (“ASG”) segment, comprised of three product groups – our Home, Personal and Communication Sector (“HPC”), our Computer Peripherals Group (“CPG”) and our Automotive Product Group (“APG”). Our new HPC Sector is comprised of the telecommunications, audio and digital consumer groups. Our CPG Group covers computer peripherals products, specifically disk drives and printers, and our APG Group now comprises all of our major complex products related to automotive applications;

•	the Memory Product Group (“MPG”) segment, comprised of our memories and Smart card businesses; and

•	the Micro, Linear and Discrete Group (“MLD”) segment, comprised of discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division).

Based upon most recently published estimates, in the first half of 2005, semiconductor industry revenues increased by approximately 7% for the TAM and approximately 5% for the SAM compared to the first half of 2004. In the second quarter of 2005, semiconductor industry revenue increased year-over-year by approximately 1% for the TAM and remained flat for the SAM. On a sequential basis, in the second quarter of 2005, the TAM and the SAM registered decreases of approximately 2% and 1%, respectively.

Our first half 2005 revenues were characterized by a significant sales volume increase and more favorable product mix, which did not translate in an equivalent revenue performance due to the persisting negative impact of pricing pressure. As a result, our revenues increased by approximately 1% to $4,245 million in the first half of 2005 from $4,201 million in the first half of 2004. Our year-over-year sales growth was driven primarily by wireless, automotive and computer peripherals applications, while consumer and industrial both declined. We have also registered an increase in order booking flows, since in the first half of 2005, our order booking flows (including frame orders, which are made pursuant to annual frame contracts with customers setting forth quantities and prices on specific products over the period), increased by approximately 12% compared to the same period in 2004. Our sales trend, however, was below the TAM and SAM growth rate of 7% and 5% respectively, in the first half of 2005.

On a year-over-year basis, our second quarter 2005 net revenues slightly decreased to $2,162 million. Several applications experienced double-digit year-over-year sales growth, including Wireless and Automotive with Data Storage enjoying strong double digit growth compared to the second quarter of 2004. These year-over-year increases were offset by sales declines in consumer applications and the distribution market. Our revenue performance in the second quarter of 2005 was below the TAM and the SAM performance of approximately 1% and 0%, respectively.

On a sequential basis, in the second quarter of 2005, we achieved a 3.8% increase in net revenues mainly generated by sales volume, which more than offset declines in average selling prices. Wireless and automotive applications were the primary drivers of this improvement. Our second quarter sales increase confirmed the improvement in certain key markets led by Wireless, which increased by 12% sequentially. Additionally, we saw increased design wins across several targeted markets, including automotive and computer peripherals, as well as digital consumer, where we are targeting to increase our product penetration. Our net revenues performance was firmly within the previously provided guidance, which indicated a sequential variation between -1% and plus 7% compared to sales in the first quarter of 2005. Our sales trend in the second quarter of 2005 was above the TAM and SAM, which registered decreases of approximately 2% and 1%, respectively.

Due to the negative impact of the declining sales prices and of the weaker U.S. dollar, our gross margin dropped to 32.9% in the first half of 2005 from 36.4% in the comparable period of 2004. Increased sales volume and manufacturing improvements in the current year were unable to offset the declining sales prices and the negative impact of the weaker U.S. dollar. A similar trend occurred in the year-over-year basis as our gross margin in the second quarter of 2005 dropped to 33.0% compared to 37.4% in the second quarter of 2004.

On a sequential basis, our gross margin increased slightly from 32.9% in the first quarter of 2005 to 33.0% in the second quarter of 2005. This was the result of improved manufacturing efficiencies that were partially offset by the negative pricing pressure. Our second quarter result was within the guidance that indicated a gross margin of approximately 33.5% plus or minus 1 percentage point. The capacity utilization rates of our fabs were increasing in line with the higher volume of sales and higher booking levels. While our gross margin progression was limited by pricing pressure, we were encouraged by the underlying improvement during the second quarter. With our initiatives currently well underway, we expect to see sequential improvement in gross margin continuing and accelerating through the second half of 2005.

Our total impairment, restructuring charges and other closure costs were significantly higher in the first half of 2005 compared to the first half of 2004. This increase relates to our restructuring and reorganization plans announced in May 2005 and in the first quarter of 2005. Our operating expenses including selling, general and administrative expenses and research and development were also higher in the first half of 2005 compared to the first half of 2004 due to the significant resources invested during 2004 in research and development and in marketing activities and to the impact of the weaker U.S. dollar.

The combined impact of these and other factors resulted in an operating loss of $55 million in the first half of 2005, compared to an operating income of $259 million in the first half of 2004. In the second quarter of 2005, we registered an operating income of $12 million compared to $179 million in the second quarter of 2004.

In the first half of 2005, we realized interest income compared to an expense in the prior year. This was a combined result of rising interest rates on our available cash and the repurchase of our convertible notes in 2004. In the first half of 2005, our income taxes resulted in a net benefit of $8 million.

In summary, our first half 2005 financial results, compared to first half 2004, were negatively impacted by the following factors:

•	negative pricing trends due to a persisting overcapacity in the industry, which translated into our average selling prices declining as a pure pricing effect by approximately 6%;

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the impact of the weaker U.S. dollar exchange rate against the euro and other currencies, which translated into an increase in our cost of sales and in our operating expenses significantly higher than the favorable impact on our revenues;

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higher impairment, restructuring charges and other related closure costs of $100 million in the first half of 2005 compared to $45 million in the first half of 2004 due to the newly announced restructuring and reorganization activities; and

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as previously announced and recorded in the first quarter of 2005, one-time compensation packages and special bonuses to our CEO and to a limited number of retired senior executives and related charges for a total amount of $24 million.

Our first half 2005 financial results were favorably impacted compared to first half of 2004 by the following factors:

•	higher sales volume and favorable product mix in our revenues;

•	continuous improvements of our manufacturing performance;

•	net interest income, and

•	a net income tax benefit.

In summary, we made good progress in executing on our strategic initiatives during the second quarter of 2005. On the product front, we completed the redeployment of approximately 1,000 Research and Development engineers to higher priority product programs. Additionally, we are on track to realize the significant benefits from all of our cost reduction plans, including our most recently announced initiative in May 2005. Moreover, we have concrete signs of the expansion of our key customer base, thanks to new design wins at several accounts.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note on Forward-Looking Statements” herein and “Item 3. Key Information–Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Business Outlook

Looking to the second half of the year, within an environment of moderate industry growth, we believe we have the opportunity to expand sales in several key markets. We are aiming that this environment, coupled with our ongoing initiatives, may allow for improved financial performance for the remainder of 2005 and into 2006.

With respect to the third quarter, based upon our present order visibility, we aim to sequentially grow our sales in a range between zero and 6% and to register a gross margin of approximately 34%, plus or minus one percentage point.

This guidance is based on an effective currency exchange rate for us of approximately $1.28 = 1 Euro, which reflects current exchange rate levels of approximately $1.21 = 1 Euro, combined with the impact of existing hedging contracts. These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note on Forward-Looking Statements” herein and “Item 3. Key Information–Risk Factors” in our Form 20-F as it may be updated from time to time in our SEC filings.

Other Developments

In January 2005, we decided to reduce our Access technology products for CPE modem products. This decision was intended to eliminate certain low-volume, non-strategic product families whose return in the current environment did not meet internal targets. This decision resulted in a total impairment charge of approximately $63 million in the first half of 2005, out of which $61 million related to impairment of intangible assets and goodwill related to the CPE product lines.

On February 28, 2005, we signed an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service resulting in a net one-time tax benefit of approximately $10 million in the first half of 2005. In the second quarter of 2005, we benefited from a tax credit of $18 million in relation to the application of the ETI (Extraterritorial Income Exclusion) rules in the United States after notification in writing by the local authorities.

At our annual general meeting of shareholders held on March 18, 2005 (the "2005 AGM"), our shareholders approved the distribution of a cash dividend of $0.12 per common share in respect to the 2004 financial year, equivalent to the prior year’s cash dividend payment, for a total of approximately $107 million that was paid in the second quarter of 2005. In addition, the shareholders approved the appointment of our Supervisory Board and Managing Board members, amendments to our articles of association and to our 2001 Employee Stock Option Plan, as well as a new 2005 Supervisory Board member and professional stock-based compensation plan, among other resolutions. Our Supervisory Board is composed of Messrs. Gérald Arbola, Matteo del Fante, Tom de Waard, Didier Lombard, Bruno Steve and Antonino Turicchi, who were each appointed for a three-year term, as well as Messrs. Doug Dunn, Francis Gavois and Robert White, who were each appointed for a one-year term. Our Managing Board is composed of Mr. Carlo Bozotti, our President and Chief Executive Officer.

After our annual general meeting of shareholders, the Supervisory Board met and appointed Mr. Gérald Arbola as Chairman of the Supervisory Board and Mr. Bruno Steve as Vice Chairman, each for a three-year term. In addition, the Supervisory Board appointed Mr. Gérald Arbola as Chairman of the Strategic Committee, Mr. Bruno Steve as Vice Chairman, and Messrs. Turicchi, Lombard and White as members.

In line with our 2005 AGM shareholders' resolutions, we are transitioning our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to shareholders' resolutions adopted by the 2005 AGM, our Supervisory Board, upon the proposal of the Managing Board and recommendation of the Compensation Committee, took the following actions:

•	accelerated the vesting of all of our outstanding stock options in July 2005 with no charge to our interim consolidated statements of income;

•	amended our 2001 Employee Stock Option Plan with the aim of enhancing our ability to retain key employees and motive them to shareholder value creation;

•	approved the vesting conditions, linked to our future performance and their continued service with us, to apply to non-vested stock awards granted to employees in 2005, the maximum number of which will be four million, within the remaining number of shares authorized for issuance pursuant to the original plan; and

•	approved the terms and conditions of the 2005 Supervisory Board Stock-Based Compensation Plan for members and professionals.

We intend to use 4.1 million of our shares held by us in treasury (out of the 13.4 million currently available) to cover the four million non-vested stock award grants pursuant to the 2001 Employee Stock Option Plan as well as the granting of up to 100,000 non-vested shares to the sole member of our Managing Board that was also approved by shareholders at the 2005 AGM.

In the first quarter of 2005, we recorded in our income statement a total charge of $24 million before tax ($20 million after tax) for the compensation packages and special bonuses granted to our former CEO and to a limited number of retired senior executives.

On May 16, 2005, we announced a new restructuring plan that will bring the cumulative reduction of our workforce outside Asia to a total of 3,000 people by mid-2006. From these new measures estimated to cost between $100 to 130 million, we anticipate additional savings of $90 million per year, at completion of the plan. On June 8, 2005, we specified our restructuring efforts by announcing the following: our workforce reduction in Europe will represent 2,300 jobs of the 3,000 already announced, we will pursue the conversion of 6 inch production tools to 8 inches, we will optimize on a global scale our Electrical Wafer Sorting (EWS) activities, harmonize and rationalize our support functions and disengage from certain activities.

Pursuant to the joint-venture agreement we signed in 2004 with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China, we made an initial contribution to the joint venture of $8 million in the second quarter of 2005. Under the agreement, Hynix Semiconductor, Inc. will contribute $500 million for a 67% equity interest and we will contribute $250 million for a 33% equity interest. In addition, we have committed to grant $250 million in long-term financing for the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets.

On June 30, 2005, we sold our interest in Upek Inc. (a spin-off of our former TouchChip business) for $13 million and recorded in the second quarter of 2005 a gain amounting to $6 million. Additionally, on June 30, 2005, we were granted warrants for 2 million shares of Upek, Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised subject to certain conditions, such as a change of control or an initial public offering of Upek, Inc. with a valuation of the entire company at or over $39 million. We estimated that the exercise conditions were not met on July 2, 2005.

On August 6, 2005, the €442 million aggregate principal amount of 6¾% mandatorily exchangeable notes, initially issued by France Telecom in 2002 and exchangeable into our common shares, will reach maturity. We have been informed that the exchange ratio will be 1.25 of our common shares per each €20.92 principal amount of notes, resulting in the disposal by France Telecom of approximately 26.4 million of our currently existing common shares.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our Incard division, which includes the production and sale of both silicon chips and Smart cards. Our principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities.

In the Semiconductors segment, effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies, and sales and marketing channels. Beginning with the first quarter of 2005, we now report our sales and operating income in three segments:

•	Application Specific Product Groups (“ASG”) segment, comprised of three product groups – Home, Personal and Communication Sector (“HPC”), Computer Peripherals Group (“CPG”) and new Automotive Product Group (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Linear and Discrete Group (“MLD”) segment.

We have restated our results in prior periods for illustrative comparisons of our performance by product group and by period. The segment information of 2004 has been restated using the same principles as the ones used for the current year. Furthermore, the preparation of segment information in accordance with the new organization of the groups, due to the significant changes in the segment structure, requires management to make significant estimates, assumptions and judgments in determining the operating income of the new groups for the prior year, which can affect the reported amounts for 2004.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, we allocated the start-up costs to expand our marketing and design presence in new developing areas to each Group, and we restated prior year results accordingly.

	(unaudited) Three Months Ended		(unaudited) Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

	(in $ millions)		(in $ millions)
Net revenues by product groups:
Application Specific Product Groups	1,235	1,180	2,423	2,341
Micro, Linear and Discrete Group	459	487	916	907
Memory Product Groups	453	488	874	919
Others(1)	15	17	32	34
Total consolidated net revenues	2,162	2,172	4,245	4,201

(1)	Includes revenues from sales of subsystems and other products not allocated to product groups.

	(unaudited) Three Months Ended		(unaudited) Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

	(in $ millions)		(in $ millions)
Operating income (loss) by product groups:
Application Specific Product Groups	72	118	137	236
Micro, Linear and Discrete Group	65	109	136	180
Memory Product Groups	(66)	29	(128)	26

Total operating income of product groups	71	256	145	442
Others(1)	(59)	(77)	(200)	(183)

Total consolidated operating income (loss)	12	179	(55)	259

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the groups; thus, the comparable amounts reported in this category in prior period reports may not be the same, while prior periods are reclassified accordingly in the above table.

	(unaudited) Three Months Ended		(unaudited) Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

	(as percentages of net revenues)		(as percentages of net revenues)
Operating income (loss) by product groups:
Application Specific Product Groups(1)	5.8%	10.0%	5.7%	10.1%
Micro, Linear and Discrete Group(1)	14.2	22.4	14.8	19.8
Memory Product Groups(1)	(14.6)	5.9	(14.6)	2.8
Others(2)	(2.7)	(3.6)	(4.7)	(4.4)
Total consolidated operating income (loss)(3)	0.6%	8.2%	(1.3% )	6.2%

(1)	As a percentage of net revenues per product group.
(2)	As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (expenses) not allocated to product groups.
(3)	As a percentage of total net revenues.

	(unaudited) Three Months Ended		(unaudited) Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

	(in $ millions)		(in $ millions)
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product groups	71	256	145	442
Strategic and other research and development programs	(14)	(12)	(29)	(33)
Start-up costs	(13)	(9)	(34)	(32)
Impairment, restructuring charges and other related closure costs	(22)	(12)	(100)	(45)
One-time compensation and special contributions(1)	—	—	(22)	—
Loss on foreign exchange	(4)	—	(7)	(4)
Other non-allocated provisions(2)	(6)	(44)	(8)	(69)
Others	(59)	(77)	(200)	(183)

Total consolidated operating income (loss)	12	179	(55)	259

(1)	The total charge for one-time compensation and special contributions was $24 million, of which $2 million was allocated to product groups. The remaining $22 million was not allocated to product groups.
(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs that are not allocated to the product groups.

Net revenues by location of order shipment and by market segment application

The tables below set forth information on our net revenues by location of order shipment and as a percentage of net revenues:

	(unaudited) Three Months Ended		(unaudited) Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

	(in $ millions)
Net Revenues by Location of Order Shipment(1)
Europe (2)	701	676	1,380	1,325
North America	302	318	586	620
Asia/Pacific	943	923	1,849	1,777
Japan	73	101	147	188
Emerging Markets (2)	143	154	283	291
Total	2,162	2,172	4,245	4,201

	(as a percentage of net revenues)
Net Revenues by Location of Order Shipment(1)
Europe (2)	32.4%	31.1%	32.5%	31.5%
North America	14.0	14.6	13.8	14.8
Asia/Pacific	43.6	42.5	43.6	42.3
Japan	3.4	4.7	3.5	4.5
Emerging Markets (2)	6.6	7.1	6.6	6.9
Total	100%	100%	100%	100%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.
(2)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the European Union in 2004. These countries were part of the Emerging Markets perimeter in the previous periods. Net revenues for Europe and Emerging Markets for prior periods were restated according to the new perimeter.

The table below estimates, within a variance of 5%-to-10% in absolute dollar amounts, the relative weighing of each of our target market segments in percentages of net revenues:

	(unaudited) Three Months Ended		(unaudited) Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

	(as percentages of net revenues)
Net Revenues by Market Segment Application:
Automotive	17%	15%	17%	15%
Consumer	17	21	18	20
Computer	17	15	17	16
Telecom	34	32	33	32
Industrial and Other	15	17	15	17
Total	100%	100%	100%	100%

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	(unaudited) Three Months Ended		(unaudited) Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

	(as a percentage of net revenues)		(as a percentage of net revenues)

Net sales	99.9%	100.0%	99.9%	100.0%
Other revenues	0.1	—	0.1	—
Net revenues	100.0	100.0	100.0	100.0
Cost of sales	(67.0)	(62.6)	(67.1)	(63.6)
Gross profit	33.0	37.4	32.9	36.4
Selling, general and administrative	(11.8)	(11.0)	(12.2)	(11.2)
Research and development	(19.6)	(17.7)	(19.5)	(17.8)
Other income and expenses, net	—	0.2	(0.1)	(0.1)
Impairment, restructuring charges and other related closure costs	(1.0)	(0.6)	(2.4)	(1.1)
Operating income (loss)	0.6	8.3	(1.3)	6.2
Interest income (expense), net	0.4	(0.2)	0.4	(0.2)
Loss on extinguishment of convertible debt	—	(0.2)	—	(0.1)
Income (loss) before income taxes and minority interests	1.0	7.9	(0.9)	5.9
Income tax benefit (expense)	0.2	(1.1)	0.8	(0.5)
Income (loss) before minority interests	1.2	6.8	(0.1)	5.4
Minority interests	0.0	—	—	(0.1)
Net income (loss)	1.2%	6.8%	(0.1% )	5.3%

Second Quarter of 2005 vs. Second Quarter of 2004 and First Quarter of 2005

Based upon most recently published estimates, in the second quarter of 2005, semiconductor industry revenues increased year-over-year by approximately 1% for the TAM and remained flat for the SAM. On a sequential basis, revenues in the second quarter of 2005 decreased by approximately 2% for the TAM and 1% for the SAM.

Net Revenues
	Quarter-ended			% Variation

	July 2, 2005	April 2, 2005	June 26, 2004	Sequential	Year-over-year

	(unaudited, in $ millions)

Net sales	2,161	2,081	2,171	3.9%	(0.4%	)
Other revenues	1	2	1	—	—
Net revenues	2,162	2,083	2,172	3.8%	(0.4%	)

Sequential comparison

Our second quarter 2005 net revenues recorded a 3.8% increase resulting from a significant increase in sales volume that more than offset a further decline in selling prices. During the second quarter of 2005, due to ongoing pricing pressure in the semiconductor market, our average selling prices decreased by approximately 3%.

All product segments registered an increase in their net revenues. Net revenues for ASG increased 3.9% mainly due to a more favorable product mix that more than compensated for the lower sales volume and for the average selling price decline. Main net revenues increases were registered in Automotive, Imaging and Cellular communication, while Data storage net revenues decreased in line with seasonal patterns. Net revenues for MLD slightly increased 0.5%, as a result of higher sales volumes in most of the product groups. MPG net revenues increased 7.6% mainly due to higher sales volumes and a more favorable product mix, particularly in Flash products.

Net revenues by segment market application mainly increased in Telecom, Automotive, Computer as well as Industrial and Other, by approximately 10%, 5%, 3% and 1% respectively, while Consumer decreased by approximately 4%. The foregoing are estimates within a variance of 5%-to-10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.

By location of order shipment, major increases in net revenues were registered in the America, Asia Pacific, Europe and Emerging Markets regions, where revenues increased by approximately 7%, 4% and 3% for both Europe and Emerging Markets, respectively, while Japan revenues decreased by 2%.

In the second quarter of 2005, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 22% of our net revenues, increasing from the 20% it accounted for during the first quarter of 2005. Our top ten original equipment manufacturer customers accounted for approximately 49% of our net revenues in the second quarter of 2005 compared to approximately 48% of our net revenues in the first quarter of 2005.

Year-over-year comparison

Our second quarter 2005 net revenues slightly decreased compared to the second quarter of 2004. Our higher sales volume and improved product mix were more than offset by the negative impact of the decline in our average selling prices. Due to ongoing pricing pressure in the semiconductor market, during the second quarter of 2005, our average selling prices decreased by approximately 6% compared to the second quarter of 2004.

With respect to our product segments, ASG net revenues increased while MLD and MPG net revenues registered a decrease. ASG net revenues increase 4.6% due to higher sales volume and a more favorable product mix, mainly in Automotive, Data storage, Imaging and Cellular communication. The volume increase and the more favorable product mix were partially offset by a persisting decline in average selling prices. Net revenues for MLD decreased 5.7% mainly due to the decline in selling prices and a less favorable product mix that more than compensated for the sales volume increase. Power MOSFETS, Standard Linear, Advanced Analog and Microcontrollers products benefited from a volume increase, while Discrete products registered a decrease in sales volume. MPG net revenues decreased 7.1% as a result of a significant decline in average selling prices, which was partially offset by the sales volume increase. The major decrease in net revenues of MPG was mainly registered in Other Memory and Smart Card products while Flash registered a decline of approximately 2%.

Net revenues by segment market application increased in Computer by approximately 12% and in both Automotive and Telecom by 8%. Consumer and Industrial and Other, however, both decreased by approximately 16%. The foregoing are estimates within a variance of 5%-to-10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.

By location of order shipment, there was a mixed trend; with Europe and Asia Pacific registering major increases in net revenues approximately 4% and 2% respectively, while Japan, Emerging Markets and America revenues decreased by 28%, 7% and 5%, respectively.

We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 22% of our second quarter 2005 net revenues, which was higher than the 15% it accounted for during the second quarter of 2004. Our top ten original equipment manufacturer customers accounted for approximately 49% of our net revenues compared to approximately 43% of our net revenues in the second quarter of 2004.

Gross profit
	Quarter-ended			% Variation

	July 2, 2005	April 2, 2005	June 26, 2004	Sequential		Year-over-year

	(unaudited, in $ millions)

Cost of sales	(1,448)	(1,398)	(1,360)	(3.6%	)	(6.5%	)
Gross profit	714	685	812	4.4%		(12.1%	)
Gross margin (as a percentage of net revenues)	33.0%	32.9%	37.4%	—		—

Our gross profit increased sequentially despite continuous pricing pressure in memory and standard products but decreased by 12.1% on a year-over-year basis. Our gross margin slightly increased sequentially but decreased significantly on a year-over-year basis. On a sequential basis, our gross margin benefited from higher volumes and improved manufacturing performance that compensated for the continuing downward pressure on our selling prices. The dollar impact was marginal in the second quarter of 2005 since a substantial part of our cost of sales was still hedged at exchange rates of prior periods. On a year-over-year basis, major negative impacts on our gross margin originated in the strong decline in our average selling prices and the unfavorable effect of the U.S. dollar exchange rate, which exceeded the benefits from improved manufacturing efficiencies and higher sales volumes.

Selling, general and administrative expenses
	Quarter-ended						% Variation

	July 2, 2005		April 2, 2005		June 26, 2004		Sequential	Year-over-year

	(unaudited, in $ millions)

Selling, general and administrative expenses	(255)		(265)		(239)		3.6%	(6.5%	)
As a percentage of net revenues	(11.8%	)	(12.7%	)	(11.0%	)	—	—

Our selling, general and administrative expenses decreased sequentially due to one-time compensation and related charges of $15 million recorded in the first quarter of 2005. As a percentage of sales, however, second quarter of 2005 ratio at 11.8% was improving compared to the 12.7% of the first quarter of 2005 or 12.0% excluding the one-time compensation charges. Our selling, general and administrative expenses increased on a year-over-year basis mainly due to the weaker U.S. dollar and to higher spending in marketing activities associated with our program to broaden our customer base.

Research and development expenses
	Quarter-ended						% Variation

	July 2, 2005		April 2, 2005		June 26, 2004		Sequential		Year-over-year

	(unaudited, in $ millions)

Research and development expenses	(423)		(404)		(384)		(4.8%	)	(10.1%	)
As a percentage of net revenues	(19.6%	)	(19.4%	)	(17.7%	)	—		—

Our research and development expenses increased sequentially, mainly due to euro-denominated expenses reported in dollars at higher than prior period effective exchange rate, as well as accelerated technology development activities. On a year-over-year basis, our research and development expenses increased due to higher levels of investment in research and development activities as well as the actual U.S. dollar exchange rate impact.

The foregoing impacts translated into a slight sequential increase and a more significant increase on a year-over-year basis in R&D expenses as a percentage of net revenues.

Other income and expenses, net
	Quarter ended

	July 2, 2005	April 2, 2005	June 26, 2004

	(unaudited, in $ millions)

Research and development funding	13	14	13
Start-up costs	(12)	(22)	(9)
Exchange gain (loss) net	(5)	14	8
Patent claim costs	(5)	(5)	(8)
Gain on sale of non-current assets	6	—	1
Other, net	1	(7)	(3)
Other income and expenses, net	(2)	(6)	2
As a percentage of net revenues	—	(0.3% )	0.2%

“Other income and expenses, net” resulted in an expense of $2 million in the second quarter of 2005, compared to an expense of $6 million in the first quarter of 2005 and an income of $2 million in the second quarter of 2004 . The main items in the second quarter of 2005 were the realization of a gain of $6 million on the sale of our investment in Upek Inc. and the recognition of an exchange loss of $5 million related to realized and unrealized exchange gains and losses related to transactions not designated as cash flow hedge denominated in foreign currencies. Start-up costs in the second quarter of 2005 were related to our 150-mm fab expansion in Singapore and the conversion to 200-mm fab in Agrate (Italy) and the build-up of the 300-mm fab in Catania (Italy). Patent claim costs included costs associated with several ongoing litigations and claims. Patent claim costs are categorized either as patent litigation costs or pre-litigation costs, amounting to $3 million and $2 million, respectively.

Impairment, restructuring charges and other related closure costs
	Quarter ended

	July 2, 2005		April 2, 2005		June 26, 2004

	(unaudited, in $ millions)

Impairment, restructuring charges and other related closure costs	(22)		(78)		(12)
As a percentage of net revenues	(1.0%	)	(3.7%	)	(0.6%	)

Our impairment, restructuring charges and other related closure costs of $22 million for the second quarter of 2005 were composed of:

•	our new restructuring plan announced in May 2005, which resulted in a $15 million charge for the accounting relevant portion of involuntary and voluntary employee termination benefits, mainly in Europe, and in a $1 million charge for the discontinuation in Europe and in Asia of our Field Programmable Gate Array (“FPGA”) non-core development program; and

•
our ongoing 2003 restructuring plan and related manufacturing initiatives that generated restructuring charges of approximately $6 million, including $4 million restructuring charges related to the 150mm fab plan and $2 million restructuring charges related to back-end activities.

In the first quarter of 2005, our impairment, restructuring charges and other related closure costs amounted to $78 million, including an impairment charge of $63 million mainly related to the discontinuation of our customer premises equipment (“CPE”) modem product line, restructuring charges and other related closure costs of $8 million related to our first quarter 2005 restructuring plan and $7 million related to our 2003 restructuring plan. In the second quarter of 2004, our impairment, restructuring charges and other related closure costs amounted to $12 million and were mainly related to our 2003 restructuring plan.

See Note 7 to our Unaudited Interim Consolidated Financial Statements.

Operating income (loss)
		Quarter ended

	July 2, 2005	April 2, 2005		June 26, 2004

	(unaudited, in $ millions)

Operating income (loss)	12	(68)		179
As a percentage of net revenues	0.6%	(3.2%	)	8.3%

Our operating result translated from an operating loss of $68 million in the first quarter of 2005 to an operating income of $12 million in the second quarter of 2005, due to the following factors that positively impacted our profitability:

•	higher sales volumes and improved manufacturing efficiencies that more than compensated for the further decline in our selling prices, and

•	the decrease in our total operating expenses from $753 million in the first quarter of 2005, which included the impairment of CPE and one-time compensation and related charges, to $702 million in the second quarter of 2005.

With respect to our product segments, ASG improved its operating income in the second quarter of 2005 to $72 million compared to $65 million in the prior quarter. MLD operating income decreased to $65 million in the second quarter of 2005 from $71 million in the first quarter of 2005, mainly due to the ongoing pricing pressure, while MPG registered an increase to $66 million in its operating loss in the second quarter of 2005, due to the negative pricing environment in Flash products.

Our operating income decreased on a year-over-year basis due to several factors that negatively impacted our profitability:

•	the negative impact of the ongoing pricing pressure on our net revenues;

•	the negative impact of the U.S. dollar decline; and

•
the increase in our total operating expenses from $633 million in the second quarter of 2004 to $702 million in the second quarter of 2005 due to the increase of impairment, restructuring charges and other related closure costs, the negative impact of the U.S. dollar, our continuing investment in research and development as well as higher spending in marketing activities.

These negative factors were partially compensated for by improved efficiencies in our manufacturing activities and higher volume of sales.

With respect to our product segments, in the second quarter of 2005, ASG registered an operating income of $72 million, significantly lower compared to the operating income of $118 million of the second quarter of 2004, as improved sales volume was offset by the negative impacts of ongoing pricing pressure and increased operating expenses. MLD operating income significantly decreased from $109 million in the second quarter of 2004 to $65 million in the second quarter of 2005 due to pricing pressure and increased operating expenses. In the second quarter of 2005, MPG registered an operating loss of $66 million, compared to an operating income of $29 million in the second quarter of 2004, mainly due to the negative price impact. Besides, all the groups were negatively impacted by the decline in the value of the U.S. dollar.

Interest income (expense), net
		Quarter ended

	July 2, 2005	April 2, 2005	June 26, 2004

	(unaudited, in $ millions)

Interest income (expense), net	8	7	(3)

Our interest income (expense), net slightly increased sequentially and substantially on a year-over-year basis. The year-over-year improvement was a large improvement compared to the interest expense, net of $3 million in the second quarter of 2004, reflecting the decrease in interest expense due to our repurchases of our 2010 Bonds and our early redemption of the 2009 LYONs that occurred in 2004. In addition, the interest rate on cash and cash equivalents has improved from approximately 1.2% in the second quarter of 2004 to 3.1% in the second quarter 2005, while the interest rate on the long-term debt decreased from 1.1% to 0.3%.

Income tax benefit (expense)
		Quarter ended

	July 2, 2005	April 2, 2005	June 26, 2004

	(unaudited, in $ millions)

Income tax benefit (expense)	5	31	(23)

During the second quarter of 2005, we incurred an income tax benefit of $5 million, which was composed of a tax credit of $18 million credit in relation to the application of the Extraterritorial Income Exclusion (ETI) rules in the United States, an income tax charge of $10 million related to an increased provision on ongoing tax audits and a charge of $3 million as quarterly income taxes.

Excluding our tax credit and increased provision, our effective tax rate was 15.9% in the second quarter of 2005 compared 16.4% in the first quarter of 2005 and 13.4% in the second quarter of 2004. The effective tax rate for the second quarter of 2005 was computed on the basis of expected tax charges in each jurisdiction. Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net income (loss)
		Quarter ended

	July 2, 2005	April 2, 2005		June 26, 2004

	(unaudited, in $ millions)

Net income (loss)	26	(31)		148
As a percentage of net revenues	1.2%	(1.5%	)	6.8%

For the second quarter of 2005, we reported a net income of $26 million, compared to a net loss of $31 million in the first quarter of 2005 and a net income of $148 million in the second quarter of 2004. Basic and diluted earnings per share for the second quarter of 2005 were $0.03 per share, respectively, compared to basic and diluted loss per share of $0.03 for the first quarter of 2005 and compared to basic and diluted earnings of $0.17 and $0.16 per share, respectively, for the second quarter of 2004.

First Half of 2005 vs. First Half of 2004

Based upon most recently published estimates, in the first half of 2005, semiconductor industry revenue increased year-over-year by approximately 7% for the TAM and 5% for the SAM.

Net Revenues	Six Months Ended
	July 2, 2005	June 26, 2004	% Variation

	(unaudited in $ millions)

Net sales	4,242	4,199	1.0%
Other revenues	3	2	—
Net revenues	4,245	4,201	1.0%

Our first half 2005 revenues increased 1.0% compared to the first half of 2004. This was mainly due to the higher sales volume and a more favorable product mix that were largely offset by the strong negative impact of the decline in selling prices. The major increase in net revenues was registered in ASG; MLD net revenues slightly increased while MPG net revenues decreased. During the first half of 2005, due to ongoing pricing pressure in the semiconductor market, our average selling prices decreased by approximately 6% compared to the first half of 2004.

With respect to our product segments, in the first half of 2005, net revenues for ASG increased 3.5% over the first half of 2004, mainly due to ASG sales volume increase and more favorable product mix that were partially offset by the strong decline in our average selling prices. The increase in ASG net revenues was mainly due to higher sales in Automotive, Data storage, Imaging and Cellular communication, while Digital Consumer registered a decline. First half 2005 net revenues for MLD slightly increased 1.0% compared to the first half of 2004, mainly due to volume increases in most of the product groups. MLD net revenues were impacted by the negative price trend. MPG net revenues in the first half of 2005 decreased 4.9% in comparison to the first half of 2004, as a result of the strong decline in selling prices, which could not be compensated by the sales volumes increases. Smart Card revenues were increasing by approximately 4% while total Flash sales were decreasing by approximately 4%.

Net revenues by segment market application increased in Automotive by approximately 10%, Computer by 8% and Telecom by 5%, while Consumer and Industrial and Other decreased by 10% and 9%, respectively. The foregoing are estimates within a variance of 5%-to-10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.

By location of order shipment, major increases in net revenues were registered Asia Pacific and Europe, which revenues increased by approximately 4%, while Japan, North America and Emerging Markets regions’ revenues decreased by 22%, 6% and 3%, respectively.

In the first half of 2005, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 21% of our net revenues, significantly increasing from 15% it accounted for during the first half of 2004. Our top ten original equipment manufacturer customers accounted for approximately 48% of our net revenues in the first half of 2005 compared to approximately 43% of our net revenues in the first half of 2004.

Gross profit

	Six Months Ended
	July 2, 2005	June 26, 2004	% Variation

	(unaudited, in $ millions)

Cost of sales	(2,846)	(2,671)	(6.6%	)
Gross profit	1,399	1,530	(8.6%	)
Gross margin (as a percentage of net revenues)	32.9%	36.4%

Our gross margin in the first half of 2005 decreased to 32.9% compared to 36.4% in the first half of 2004, as a result of the continuing pricing pressure and the negative impact of the U.S. dollar decline, which more than offset the benefits achieved from improved manufacturing efficiencies and higher sales volumes.

Selling, general and administrative expenses	Six Months Ended
	July 2, 2005		June 26, 2004		% Variation

	(unaudited, in $ millions)

Selling, general and administrative expenses	(519)		(469)		(10.6%	)
As a percentage of net revenues	(12.2%	)	(11.2%	)

Our selling, general and administrative expenses increased by 10.6% in the first half of 2005 compared to the first half of 2004. This increase was mainly related to

•	the strongly negative impact of the decline of the U.S. dollar

•	the previously announced $15 million one-time compensation charges to be paid to the former CEO and three other retired senior executives as decided by our Supervisory Board and recorded in the first quarter of 2005, as well as

•	higher spending in marketing activities.

Research and development expenses	Six Months Ended
	July 2, 2005		June 26, 2004		% Variation

	(unaudited, in $ millions)

Research and development expenses	(827)		(747)		(10.7%	)
As a percentage of net revenues	(19.5%	)	(17.8%	)

In the first half of 2005, research and development expenses increased by 10.7% compared to the first half of 2004, due to the strongly negative impact of the decline of the U.S. dollar and higher levels of investment in research and development activities. In addition, in the first half of 2005, research and development expenses included a $5 million one-time termination charge for two former executives recorded in the first quarter of 2005. Our research and development staff increased by approximately 100 people during the last twelve months to reach 9,700 people as of July 2, 2005. As a percentage of net revenues, research and development expenses grew at a higher rate than our net revenues, increasing from 17.8% in the first half of 2004 up to 19.5% in the first half of 2005.

Other income and expenses, net	Six Months Ended
	July 2, 2005	June 26, 2004

	(unaudited, in $ millions)

Research and development funding	27	28
Start-up costs	(34)	(32)
Exchange gain (loss) net	9	9
Patent claim costs	(10)	(14)
Gain on sale of non-current assets	6	6
Other, net	(6)	(7)
Other income and expenses, net	(8)	(10)
As a percentage of net revenues	(0.1% )	(0.1% )

“Other income and expenses, net” resulted in an expense of $8 million in the first half of 2005, compared to an expense of $10 million in the first half of 2004. The most important variation was the decrease in patent claim costs of $4 million. Start up costs in the first half of 2005 were related to our 150-mm fab expansion in Singapore and the conversion to 200-mm fab in Agrate (Italy) and build-up of our 300-mm fab in Catania (Italy). Patent claim costs included costs associated with several ongoing litigations and claims. Patent claim costs are categorized either as patent litigation costs or pre-litigation costs, amounting to $6 million and $4 million, respectively. The sale of our share in Upek Inc., in the second quarter of 2005, generated a gain of $6 million. The $6 million of miscellaneous charges of the first half of 2005 included a $4 million one-time contribution to a non-profitable charitable institution as decided by our Supervisory Board.

Impairment, restructuring charges and other related closure costs	Six Months Ended
	July 2, 2005		June 26, 2004

	(unaudited, in $ millions)

Impairment, restructuring charges and other related closure costs	(100)		(45)
As a percentage of net revenues	(2.4%	)	(1.1%	)

In the first half of 2005, we recorded impairment, restructuring charges and other related closure costs of $100 million. This expense was mainly composed of:

•
Our new restructuring plan announced in May 2005, which resulted in a $15 million charge for involuntary and voluntary employee termination benefits, mainly in Europe, and in a $1 million charge for the discontinuation of our Field Programmable Gate Array (“FPGA”) non-core development program in Asia and Europe. The total cost of this restructuring plan is estimated to be in a range of between $100 and $130 million and its completion is expected for mid-2006.

•
Our restructuring and reorganization activities initiated in the first quarter of 2005, which generated the following charges: a $61 million impairment charge on goodwill and other intangible assets for the reduction of Access technology products for CPE, a $4 million charge for workforce termination benefits pursuant to the exit plan committed in one of our European subsidiaries, and a $6 million charge pursuant to the closure of certain sites in Germany and in the USA as well as the discontinuation of a development program in Singapore. These expenses of $6 million included a $3 million charge for employee termination benefits, a $2 million charge for impairment of technologies and other intangible assets and a $1 million charge for an unused lease. This restructuring plan has been fully completed.

•
Our ongoing 2003 restructuring plan and related manufacturing initiatives generated restructuring charges of approximately $13 million. As of July 2, 2005, we have incurred $294 million of the total expected approximate $350 million in pre-tax charges in connection with our restructuring plan which was announced in October 2003. We expect to incur the balance in the coming quarters, somewhat later than anticipated due to delays in customers’ qualifications, and to complete the plan by mid-2006.

In the first half of 2004, we incurred $45 million of impairment, restructuring charges and other related closure costs related to our 2003 restructuring plan.

See Note 7 to our Unaudited Interim Consolidated Financial Statements.

Operating income (loss)	Six Months Ended
	July 2, 2005		June 26, 2004

	(unaudited, in $ millions)

Operating income (loss)	(55)		259
As a percentage of net revenues	(1.3%	)	6.2%

Our operating result translated from an operating income of $259 million in the first half of 2004 to an operating loss of $55 million in the first half of 2005, due to the factors negatively impacting our profitability as more fully described above. See “Business Overview”.

In the first half of 2005, ASG registered an operating income of $137 million, significantly decreasing from the $236 million operating income of the first half of 2004, as improved sales volume was insufficient to compensate strong declines in selling prices and increased operating expenses. MLD operating income decreased to $136 million compared to $180 million in the first half of 2004 mainly due to pricing pressure and increased operating expenses. In the first half of 2005, MPG registered an operating loss of $128 million compared to an operating income of $26 million in the first half of 2004, mainly due to the significant negative price impact on the sales. All the groups were negatively impacted by the decline in the value of the U.S. dollar.

Interest income (expense), net

	Six Months Ended
	July 2, 2005	June 26, 2004

	(unaudited, in $ millions)

Interest income (expense), net	15	(7)

The interest expense of $7 million of the first half of 2004 translated into an interest income of $15 million recorded in the first half of 2005, reflecting the decrease in interest expense due to the repurchases of our 2010 Bonds and our early redemption of the 2009 LYONs that occurred in 2004 as well as the increase in the interest receivable on our available cash due to rising interest rates.

Income tax benefit (expense)

	Six Months Ended
	July 2, 2005	June 26, 2004

	(unaudited, in $ millions)

Income tax benefit (expense)	35	(22)

During the first half of 2005, we incurred an income tax benefit of $35 million, which was mainly due to the reversal of certain tax provisions for about $10 million following the conclusion of an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service, to an income tax benefit of $18 million in the United States pursuant to the application of the ETI rules and to the net loss of the period. Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net income (loss)
	Six Months Ended
	July 2, 2005		June 26, 2004

	(unaudited, in $ millions)

Net income (loss)	(5)		225
As a percentage of net revenues	(0.1%	)	5.3%

For the first half of 2005, we reported a net loss of $5 million, compared to net income of $225 million in the first half of 2004. Basic and diluted loss per share for the first half of 2005 was $0.01 per share compared to basic and diluted earnings of $0.25 and $0.24 per share, respectively, for the first half of 2004.

Related-Party Transactions

On February 27, 2005, the board of directors of France Telecom appointed Didier Lombard, member of our Supervisory Board, as its Chairman and CEO. France Telecom and its subsidiaries are our suppliers and we will therefore disclose the relevant transactions in our annual report.

At a meeting on April 26, 2005, the Managing Board informed the Supervisory Board about the renewal of a contract for the provision of various telecom-related services with EQUANT, a subsidiary of France Telecom. The Supervisory Board noted the Managing Board’s assessment of the positive commercial benefits of such contract. Additionally, the Supervisory Board noted that the contract was concluded at normal and competitive conditions and was based on a long-standing proven business relationship between EQUANT and us, which was established before EQUANT became a controlled subsidiary of France Telecom.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Japanese yen and other Asian currencies.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar, and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar increases in the short term our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currency of the jurisdictions in which our operations are located, and most of our operations are located in the euro zone or other currency areas. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In the first half of 2005, the average rate of U.S. dollar during the period declined in value, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income.

Our Consolidated Statement of Income for the first half of 2005 includes income and expense items translated at the average exchange rate for the period. Our effective average rate of the euro to the U.S. dollar was €1.00 for $1.30 in the first half of 2005 and each of the first and second quarters of 2005 compared to €1.00 for $1.20 in the second quarter of 2004 and €1.00 for $1.23 in the first half of 2004. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts maturing in the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. In order to further reduce the exposure to U.S. dollar exchange rate fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the euro zone. As of July 2, 2005 these hedging contracts represent a deferred loss of $58 million after tax, registered in other comprehensive income in shareholders’ equity, compared to deferred loss of $32 million after tax as of April 2, 2005 and a deferred profit of $59 million as of December 31, 2004. As of July 2, 2005, the outstanding hedged amounts to cover manufacturing costs is €470 million and to cover operating expenses is €290 million, both at an average rate of about $1.30 per euro, maturing over the period from September 2005 to January 2006. Our hedging policy is not intended to cover the full exposure. In addition, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our result of operations has been and may continue to be impacted by significant fluctuations in exchange rates.

In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time, we may purchase or sell forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the dollar, and if the value of the dollar increases, we will record losses in connection with the loss in value of the remaining forward hedging contracts at the time. For example, as a result of losses incurred in respect of hedging contracts in the first half of 2005, we recorded charge of $14 million to cost of sales.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in euro as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. As of July 2, 2005, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euros and in Singapore dollars.

For a more detailed discussion, see “Item 3. Key Information–Risk Factors–Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth in our Form 20-F.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A” or higher. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F. As of July 2, 2005, there had been no material changes in foreign currency operations and hedging transactions exposures from those disclosed in our Form 20-F.

As of July 2, 2005, cash and cash equivalents totaled $1,075 million, compared to $1,950 million as of December 31, 2004 and marketable securities totaled $525 million as of July 2, 2005 compared to $0 million as of December 31, 2004. Our available cash decreased in the first half of 2005 due to the investment in marketable securities for $525 million, to $193 million negative net operating cash flow and to the payment of dividends of $107 million. In the first half of 2005, we invested $525 million in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. These credit-linked deposits are reinvested by the banks in underlying instruments (“reference debt”) that have been issued by different financial institutions with a minimum rating of “A-” and include a derivative instrument related to the underlying credit default swap of the credit-linked deposit. We determined that this derivative element had no material impact on our interim Consolidated Financial Statements as of July 2, 2005. Interest on these instruments is paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments scheduled to occur by December 31, 2005, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, in which case repayment of principal would be reduced based on the decline in value of the defaulted debt. Changes in the instruments adopted to invest our liquidity in future periods may significantly affect our interest income/expense net.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

Net cash from operating activities. The major source of cash during the first half of 2005 and in prior periods was cash provided by operating activities. Our net cash from operating activities totaled $768 million in the first half of 2005, compared to $1,061 million in the first half of 2004, a decrease due to the lower profitability level and more negative changes in assets and liabilities.

Changes in our operating assets and liabilities resulted in net cash used of $261 million in the first half of 2005, compared to net cash used of $56 million in the first half of 2004. The main variations were due to the net cash used for inventory of $116 million and to a less favorable change in trade payables. In the first half of 2005, the increase in our trade accounts receivable used net cash of $98 million, while it used $201 million of net cash in the first half of 2004.

Net cash used in investing activities. Net cash used in investing activities was $1,486 million in the first half of 2005, compared to $1,972 million in the first half of 2004, due to the reduced investment in marketable securities. In the first quarter of 2005, purchases of marketable securities amounted to $525 million compared to $1,030 in the first half of 2004. In the first half of 2005, payments for tangible assets were $927 million, slightly increasing from the $908 million recorded in the first half of 2004. See “ – Financial Outlook” below.

Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow:

	Six Months Ended

	July 2, 2005	June 26, 2004

	(in $ millions) unaudited

Net cash from operating activities	768	1,061
Net cash used in investing activities	(1,486)	(1,972)
Payment for purchase of marketable securities	525	1,030
Net operating cash flow	(193)	119

We generated negative net operating cash flow of $193 million in the first half of 2005, compared to positive net operating cash flow of $119 million in the first half of 2004, as a result of the decrease of the net cash from our operating activities. However, we sequentially improved our net operating cash flow from negative $216 million in the first quarter of 2005 to positive $23 million in the second quarter of 2005.

Net cash used in financing activities. Net cash used in financing activities was $138 million in the first half of 2005 compared to $428 million used in the first half of 2004. The decrease in net cash used in financing activities is mainly due to the lower repayment of long-term debt amounting to $40 million in the first half of 2005 compared to $300 million in the first half of 2004, which included the repurchase of our 2010 Bonds for a total cash amount of $244 million in the second quarter of 2004. The major item of cash used in financing activities in the first half of 2005 was the payment of the dividends amounting to $107 million equivalent to the amount paid in 2004.

Capital Resources

Net financial position

We define our net financial position as the difference between our total cash position (cash, cash equivalents and marketable securities) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Unaudited Interim Consolidated Balance Sheet as of July 2, 2005:

	As of

	July 2, 2005 (unaudited)	December 31, 2004 (audited)

	(in $ millions)

Cash and cash equivalents	1,075	1,950
Marketable securities	525	—

Total cash position	1,600	1,950
Bank overdrafts	(34)	(58)
Current portion of long-term debt	(150)	(133)
Long-term debt	(1,692)	(1,767)

Total financial debt	(1,876)	(1,958)

Net financial position	(276)	(8)

The net financial position (cash, cash equivalents and marketable securities net of total financial debt) as of July 2, 2005 was a net financial debt of $276 million, compared to the net financial debt of $8 million as of December 31, 2004. Such deterioration in the net financial position in the first half of 2005 was mainly due the negative net operating cash flow in the first half of 2005. As of July 2, 2005, the aggregate amount of our long-term debt was $1,692 million, including $1,379 million of our negative yield zero-coupon senior convertible bonds due 2013 (“2013 Bonds”). Additionally, the aggregate amount of our available short-term credit facilities was approximately $1,865 million, under which $34 million was used as of July 2, 2005. Our long-term financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.

As of July 2, 2005, we have the following credit ratings on our 2013 Bonds:

	Moody’s Investors Service	Standard & Poor’s

Zero Coupon Senior Convertible Bonds due 2013	A3	A–

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of July 2, 2005, and for each of the five years to come and thereafter, were as follows:

	Payments due by period (unaudited)

	Total	2005	2006	2007	2008	2009	2010	Thereafter

	($)

Capital leases(2)	$29	$2	$5	$5	$6	$5	$5	$1
Operating leases(1)	270	27	39	32	26	22	19	105
Purchase obligations(1)	833	748	82	3	—	—	—	—
of which:
Equipment purchase	543	497	46	—	—	—	—	—
Foundry purchase	199	199	—	—	—	—	—	—
Software, technology licenses and design	91	52	36	3	—	—	—	—
Joint Venture Agreement with Hynix Semiconductor Inc.(1)(4)	242	117	125	—	—	—	—	—
Other Obligations(1)	154	46	55	44	3	2	1	3
Long-term debt obligations(2)(3)	1,692	—	109	82	50	22	15	1,414
Pension obligations(2)	254	30	18	18	22	24	21	121
Other non-current liabilities(2)	20	1	6	2	3	3	3	2
Total	$3,494	$971	$439	$186	$110	$78	$64	$1,646

(1)	Items not reflected on the Unaudited Interim Consolidated Balance Sheet as of July 2, 2005.
(2)	Items reflected on the Unaudited Interim Consolidated Balance Sheet as of July 2, 2005.
(3)	See Note 12 to the Unaudited Interim Consolidated Financial Statements as of July 2, 2005 for additional information related to long-term debt and redeemable convertible securities, in particular, in respect to the noteholders’ option to put our convertible bonds for earlier redemption in August 2006.
(4)	These amounts correspond to our capital commitments to the joint venture, but not the additional $250 million in loans that we have committed to provide.

Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2005 to 2010 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

We signed a joint-venture agreement with Hynix Semiconductor Inc. on November 16, 2004 to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. As the business license for the joint venture was obtained in April 2005, we paid $8 million of our initial capital contribution in June 2005 out of a total contribution of $250 million and expect to fulfill our remaining financial obligations later in 2005 and 2006. In addition, we are committed to grant long-term financing for $250 million to the new joint venture guaranteed by subordinated collateral on the joint venture’s assets. In addition, we have contingent future loading obligations to purchase product from the joint venture not included above, because at this stage the amounts remain contingent and non-quantifiable.

Long-term debt obligations mainly consist of bank loans and convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. At the holder’s option, any outstanding 2013 Bond may be redeemed for cash on August 5, 2006, 2008 or 2010 for a total aggregate amount payable by us of $1,379 million on August 5, 2006 or $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances.

Pension obligations consist of our best estimates of the amounts that will be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations. This amount does not include the additional pension plan of $8 million granted by our Supervisory Board to the CEO and to a limited number of retired senior executives in the first quarter of 2005, which was recorded as current liabilities, as we are willing to transfer this obligation to an insurance company. We accrued the estimated premiums to expenses during the first quarter of 2005.

Other non-current liabilities include future unused leases and miscellaneous contractual obligations.

Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.

Other than those described above, there are no material off-balance sheet obligations, contractual obligations or other commitments.

Financial Outlook

We currently expect that capital spending for 2005 will be approximately $1.5 billion, significantly below the $2.05 billion spent in 2004. In the first half of 2005, we incurred approximately $0.9 billion in capital spending. We have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are ready to accelerate or slow down investments in leading-edge technologies if market trends require. As of July 2, 2005, we had a total of $543 million in outstanding commitments for equipment purchases for 2005 and 2006.

The most significant of our 2005 capital expenditure projects are expected to be (i) the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore; (ii) the completion of building and facilities for our 300-mm front-end plant in Catania (Italy); (iii) the conversion to 200-mm of our front-end facility in Agrate, Italy; (iv) the expansion of our 200-mm front-end facility in Phoenix, Arizona; (v) the expansion of the 300-mm front-end joint project with Philips Semiconductors International B.V. and Freescale Semiconductor, Inc. in Crolles (France); and (vi) the capacity expansion of our back-end plants in Muar (Malaysia), Toa Payoh (Singapore) and Malta. We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

The holders of our 2013 Bonds may require us to redeem them on August 5, 2006 at a price of $985.09 per one thousand dollar face value. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances. The total redeemable amount will be equivalent to $1,379 million on August 5, 2006. There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our ability to meet debt obligations is fully backed by existing liquidity as may be complemented by our cash flow plan.

Impact of Recently Issued U.S. Accounting Standards

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”). The Standard requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, we believe that FAS 151 will have no material effect on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“FAS 153”). This Statement amends Opinion No. 29 to eliminate the exception to the basis measurement principle (fair value) for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. We have not had any nonmonetary exchanges of assets since FAS 153 was published and believe that FAS 153 will have no material effect on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the U.S. Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition methods including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. We will adopt FAS 123R in the first quarter of 2006 using the modified prospective application method. As a significant number of option grants are above current market prices, we previously disclosed that our previous equity-based compensation strategy based on stock-option grants was minimally effective in motivating and retaining key employees. Pursuant to authorization from our shareholders at our annual general meeting held on March 18, 2005, our Supervisory Board approved in July 2005 the accelerated vesting of all previously granted and outstanding stock options, with no charge to our interim consolidated statements of income from this acceleration. In addition, we are transitioning our stock-based compensation plan from stock-option grants to non-vested stock awards, which shall be contingent upon financial performance requirements. We are still reviewing the impact of adoption of FAS 123R and will disclose the cumulative impact on our consolidated accumulated result from adopting FAS 123R when such review is finalized. The impact on our financial position and results of operations are illustrated in the information presented in note 15 to our Unaudited Interim Consolidated Financial Statements – “Fair value of stock-based compensation”.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“FAS 154”). This Statement supersedes Accounting Principles Board Opinion No. 20, Accounting Changes (“APB 20”) and Statement of Financial Accounting Standards No. 3, Reporting Accounting Changes in Interim Financial Statements (“FAS 3”). This Statement requires entities that voluntary make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable, and to report the corresponding adjustment on the opening balance of retained earnings for that period rather than in net income, as previously required by APB 20. FAS 154 also states that changes in the method of depreciation, amortization, or depletion of long-lived, non financial assets, must be accounted for as a change in accounting estimate and no more as a change in accounting principle. FAS 154 does not change the accounting guidance contained in APB 20 for reporting a change in accounting estimate and the correction of an error in previously issued financial statements, but it makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. The Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15th 2005; with early adoption permitted for accounting changes and corrections of errors made in fiscal years beginning after FAS 154 was issued. We adopted FAS 154 in the second quarter of 2005 and reported neither correction of errors nor accounting changes that could have a material effect on our financial position or results of operations.

Backlog and Customers

We began the third quarter of 2005 with a backlog approximately 3% higher than we had entering the third quarter of 2004 and 12% higher than we had entering the second quarter of 2005. In the second quarter of 2005, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 22% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 82% of our net revenues, of which the top ten OEM customers accounted for approximately 49%. Distributors accounted for approximately 18% of our net revenues. We have no assurance that the Nokia Group of companies, or any other large customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of July 2, 2005:

Year	Transaction	Number of shares	Nominal value (euro)	Cumulative amount of capital (euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital	Amount of issue premium (euro)	Cumulative– issue premium (euro)

December 31, 2004	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494
July 2, 2005	Conversion of bonds	59	1.04	941,521,418	905,309,056	61	1,448	1,708,950,942
July 2, 2005	Exercise of options	208,724	1.04	941,738,491	905,517,780	217,073	2,007,761	1,710,958,703

The following table summarizes the amount of stock options authorized to be granted exercised, cancelled and outstanding as of July 2, 2005:

	Employees		Supervisory Board

	1995 Plan	2001 Plan	1996	1999	2002	Total

Remaining amount authorized to be granted	—	15,676,536	—	—	—	15,676,536
Amount exercised	9,964,448	9,650	280,000	18,000	—	10,272,098
Amount cancelled	2,442,100	3,401,069	72,000	63,000	24,000	6,002,169
Amount outstanding	19,155,393	44,323,464	48,500	342,000	372,000	64,241,357

The Supervisory Board granted 29,200 options at an exercise price of $16.73 on January 31, 2005 and 13,000 options at an exercise price of $17.31 on March 17, 2005. There were no options granted in the second quarter of 2005.

In line with our 2005 AGM shareholders' resolutions, we are transitioning our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to shareholders' resolutions adopted by the 2005 AGM, our Supervisory Board, upon the proposal of the Managing Board and recommendation of the Compensation Committee, took the following actions:

•	accelerated the vesting of all of our outstanding stock options in July 2005 with no charge to our interim consolidated statements of income;

•	amended our 2001 Employee Stock Option Plan with the aim of enhancing our ability to retain key employees and motive them to shareholder value creation;

•	approved the vesting conditions, linked to our future performance and their continued service with us, to apply to non-vested stock awards granted to employees in 2005, the maximum number of which will be four million, within the remaining number of shares authorized for issuance pursuant to the original plan; and

•	approved the terms and conditions of the 2005 Supervisory Board Stock-Based Compensation Plan for members and professionals.

We intend to use 4.1 million of our shares held by us in treasury (out of the 13.4 million currently available) to cover the four million non-vested stock award grants pursuant to the 2001 Employee Stock Option Plan as well as the granting of up to 100,000 non-vested shares to the sole member of our Managing Board that was also approved by shareholders at the 2005 AGM.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period when this Form 6-K was being prepared.

There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by this report, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions in addition to those taken from time to time.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in “Overview–Business Outlook” and in “Liquidity and Capital Resources–Financial Outlook” and elsewhere in this Form 6-K, that are not historical facts, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers as well as inventory adjustments from distributors;

•	changes in the exchange rates between the U.S. Dollar and the euro, compared to the current exchange rate of $1.21=1 euro, and between the U.S. Dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to develop new products in time to meet market demand for volume supplies;

•	our ability to complete, successfully and in a timely manner, our various announced initiatives to improve the efficiency of our research and development programs, our manufacturing and the reduction of our procurement costs;

•	the anticipated benefits of research & development alliances and cooperative activities;

•	the ramp-up of volume production in new manufacturing technologies at our fabs;

•	the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•	changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks or earthquakes in the countries in which we and our key customers operate;

•	our ability to obtain required licenses on third-party intellectual property; and

•	make consistent changes in our taxation rate, tax provisions and deferred taxes.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information–Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(unaudited)

	July 2,	June 26,
In million of U.S. dollars except per share amounts	2005	2004

Net sales	2,161	2,171
Other revenues	1	1

Net revenues	2,162	2,172
Cost of sales	(1,448)	(1,360)

Gross profit	714	812
Selling, general and administrative	(255)	(239)
Research and development	(423)	(384)
Other income and expenses, net	(2)	2
Impairment, restructuring charges and other related closure costs	(22)	(12)

Operating income	12	179
Interest income (expense), net	8	(3)
Loss on extinguishment of convertible debt	0	(4)

Income before income taxes and minority interests	20	172
Income tax benefit (expense)	5	(23)

Income before minority interests	25	149
Minority interests	1	(1)

Net income	26	148

Earnings per share (Basic)	0.03	0.17

Earnings per share (Diluted)	0.03	0.16

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended
	(unaudited)

	July 2,	June 26,
In million of U.S. dollars except per share amounts	2005	2004

Net sales	4,242	4,199
Other revenues	3	2

Net revenues	4,245	4,201
Cost of sales	(2,846)	(2,671)

Gross profit	1,399	1,530
Selling, general and administrative	(519)	(469)
Research and development	(827)	(747)
Other income and expenses, net	(8)	(10)
Impairment, restructuring charges and other related closure costs	(100)	(45)

Operating income (loss)	(55)	259
Interest income (expense), net	15	(7)
Loss on extinguishment of convertible debt	0	(4)

Income (loss) before income taxes and minority interests	(40)	248
Income tax benefit (expense)	35	(22)

Income (loss) before minority interests	(5)	226
Minority interests	0	(1)

Net income (loss)	(5)	225

Earnings (loss) per share (Basic)	(0.01)	0.25

Earnings (loss) per share (Diluted)	(0.01)	0.24

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

	July 2,	December 31,
In million of U.S. dollars	2005	2004

	(unaudited)	(audited)

Assets
Current assets :
Cash and cash equivalents	1,075	1,950
Marketable securities	525	0
Trade accounts receivable, net	1,468	1,408
Inventories, net	1,363	1,344
Deferred tax assets	154	140
Other receivables and assets	653	785

Total current assets	5,238	5,627

Goodwill	223	264
Other intangible assets, net	240	291
Property, plant and equipment, net	6,618	7,442
Long-term deferred tax assets	59	59
Investments and other non-current assets	120	117

	7,260	8,173

Total assets	12,498	13,800

Liabilities and shareholders' equity
Current liabilities:
Bank overdrafts	34	58
Current portion of long-term debt	150	133
Trade accounts payable	1,099	1,352
Other payables and accrued liabilities	755	776
Deferred tax liabilities	7	17
Accrued income tax	167	176

Total current liabilities	2,212	2,512

Long-term debt	1,692	1,767
Reserve for pension and termination indemnities	254	285
Long-term deferred tax liabilities	46	63
Other non-current liabilities	20	15

	2,012	2,130

Total liabilities	4,224	4,642

Commitment and contingencies
Minority interests	49	48

Common stock (preferred stock:540,000,000 shares	1,150	1,150
authorized, not issued; common stock:Euro 1.04 nominal
value, 1,200,000,000 shares authorized, 905,517,780
shares issued, 892,117,780 shares outstanding)
Capital surplus	1,927	1,924
Accumulated result	5,156	5,268
Accumulated other comprehensive income	340	1,116
Treasury stock	(348)	(348)

Shareholders' equity	8,225	9,110

Total liabilities and shareholders' equity	12,498	13,800

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	(unaudited)

	July 2,	June 26,
In million of U.S. dollars	2005	2004

Cash flows from operating activities:
Net income (loss)	(5)	225
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,003	858
Amortization of discount on convertible debt	2	21
Loss on extinguishment of convertible debt	–	4
Other non-cash items	–	(5)
Minority interest in net income of subsidiaries	–	1
Deferred income tax	(39)	(7)
Impairment, restructuring charges and other related closure costs, net of cash payments	68	20
Changes in assets and liabilities:
Trade receivables, net	(98)	(201)
Inventories, net	(116)	12
Trade payables	47	235
Other assets and liabilities, net	(94)	(102)

Net cash from operating activities	768	1,061

Cash flows from investing activities:
Payment for purchases of tangible assets	(927)	(908)
Payment for purchases of marketable securities	(525)	(1,030)
Investment in intangible and financial assets	(34)	(31)
Payment for acquisitions, net of cash received	–	(3)

Net cash used in investing activities	(1,486)	(1,972)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	25	–
Repayment of long-term debt	(40)	(300)
Decrease in short-term facilities	(19)	(37)
Capital increase	3	16
Dividends paid	(107)	(107)

Net cash used in financing activities	(138)	(428)

Effect of changes in exchange rates	(19)	(3)

Net cash decrease	(875)	(1,342)

Cash and cash equivalents at beginning of the period	1,950	2,998

Cash and cash equivalents at end of the period	1,075	1,656

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders'
	Stock	Surplus	Stock	Result	income (loss)	Equity

Balance as of December 31, 2003 (audited)	1,146	1,905	(348)	4,774	623	8,100

Capital increase	4	19				23
Comprehensive income:
Net Income				601		601
Other comprehensive income, net of tax					493	493

Comprehensive income						1,094
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2004 (audited)	1,150	1,924	(348)	5,268	1,116	9,110

Capital increase		3				3
Comprehensive income (loss):
Net loss				(5)		(5)
Other comprehensive loss, net of tax					(776)	(776)

Comprehensive income (loss)						(781)
Dividends, $0.12 per share				(107)		(107)

Balance as of July 2, 2005 (unaudited)	1,150	1,927	(348)	5,156	340	8,225

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

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STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

1. The Company

STMicroelectronics N.V. (the "Company") is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the original name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits ("ICs") and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2. Fiscal year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In 2005, the Company’s first quarter ended on April 2, its second quarter ended on July 2, its third quarter will end on October 1 and its fourth quarter on December 31.

3. Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2004. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

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4. Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other non-recurring special charges, assumptions used in calculating pension obligations and pro-forma share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be significantly affected.

5. Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”). The Standard requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, the Company believes that FAS 151 will have no material effect on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“FAS 153”). This Statement amends Opinion 29 to eliminate the exception to the basis measurement principle (fair value) for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. The Company has not had any nonmonetary exchanges of assets since FAS 153 was published and believes that FAS 153 will have no material effect on its financial position or results of operations.

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In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the U.S. Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition methods including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. The Company will adopt FAS 123R in the first quarter of 2006 using the modified prospective application method. As a significant number of option grants are above current market prices, the Company believes their existing equity-based compensation strategy is minimally effective in motivating and retaining key-employees. Therefore, the Company is currently reviewing its share-based remunerations programs. In conjunction with this review, the Company decided to accelerate the vesting period of outstanding stock options, following authorization from the Company’s shareholders at the annual general meeting held on March 18, 2005. In addition, the Company is evaluating to base its share-based remuneration programs on nonvested shares. The Company will disclose the cumulative impact on its consolidated accumulated result from adopting FAS 123R when such review is finalized. The impact on the Company’s financial position and results of operations are further illustrated in the information presented in note 15 – Fair value of stock-based compensation.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“FAS 154”). This Statement supersedes Accounting Principles Board Opinion No. 20, Accounting Changes (“APB 20”) and Statement of Financial Accounting Standards No. 3, Reporting Accounting Changes in Interim Financial Statements (“FAS 3”). This Statement requires entities that voluntary make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable, and to report the corresponding adjustment on the opening balance of retained earnings for that period rather than in net income, as previously required by APB 20. FAS 154 also states that changes in the method of depreciation, amortization, or depletion of long-lived, non financial assets, must be accounted for as a change in accounting estimate and no more as a change in accounting principle. FAS 154 does not change the accounting guidance contained in APB 20 for reporting a change in accounting estimate and the correction of an error in previously issued financial statements, but it makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. The Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with early adoption permitted for accounting changes and corrections of errors made in fiscal years beginning after FAS 154 was issued. The Company early adopted FAS 154 in the second quarter of 2005 and did report neither corrections of errors nor accounting changes that could have a material effect on its financial position or results of operations.

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6. Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(unaudited)		(unaudited)

	Three months ended		Six months ended

In million of U.S dollars	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

Research and development funding	13	13	27	28
Start-up costs	(12)	(9)	(34)	(32)
Exchange gain (loss), net	(5)	8	9	9
Patent claim costs	(5)	(8)	(10)	(14)
Gain on sale of non-current assets	6	1	6	6
Other, net	1	(3)	(6)	(7)

Total	(2)	2	(8)	(10)

Start-up costs represent costs incurred in the start-up and testing of the Company's new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. For the second quarter and first half of 2005, start-up costs mainly related to the 200mm fab in Agrate and the 300mm fab in Catania (Italy) and the 150mm fab in Ang Mo Kio (Singapore). For the same periods of 2004, start-up costs mainly related to the 300mm pilot line in Crolles (France), the launch of 150mm fab in Ang Mo Kio (Singapore), the upgrading of 200mm fab in Agrate (Italy) and the build-up of 300mm fab in Catania (Italy).

Fundings received by the Company are mainly from governmental agencies and income is recorded as recognized when all contractually required conditions are fulfilled. The Company’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities. Such funding is generally provided to encourage research and development activities, industrialization and the economic development of underdeveloped regions. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

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Patent claim costs correspond to patent litigation costs, which include legal and attorney fees and payment of claims, and patent pre-litigation costs, which are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement. Litigation may occur if such discussions are unsuccessful. In the second quarter of 2005, patent litigation costs and patent pre-litigation costs amounted to $3 million and $2 million respectively, while in the second quarter of 2004, they respectively totaled $7 million and $1 million. On a half-year basis, patent litigation costs amounted to $6 million in 2005 compared to $12 million on the previous year. For the six months ended 2005, patent pre-litigation totaled $4 million while they amounted to $2 million in the first half of 2004.

Exchange gain (loss), net includes the realized and unrealized exchange gains and losses related to transactions denominated in foreign currencies. It includes all transactions to cover exchange risk not designated as cash flow hedge.

7. Impairment, Restructuring Charges and Other Related Closure Costs

During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fabs. The plan includes the discontinuation of the production of Rennes (France), which was completed during 2004, the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. This plan is currently on-going, with the majority of the steps already completed. The Company is expected to incur the balance of the restructuring charges related to this plan in the coming quarters, somewhat later than anticipated because of delays in customers’ qualifications.

In January 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision was intended to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. Additional restructuring initiatives were also implemented in the first quarter of 2005 such as the closure of a research and development design center in Karlsruhe (Germany) and the discontinuation of a development project in Singapore. This plan has already been completed.

In May 2005, the Company announced additional restructuring efforts to improve profitability. These new initiatives are aimed at reducing the Company’s workforce outside Asia by 3,000 people by mid-2006, out of which 2,300 are planned in Europe. The Company plans to reorganize its European activities by optimizing on a global scale its EWS activities (wafer test); harmonizing its support functions; reducing its costs and rationalizing its activities outside its manufacturing areas and by disengaging from certain activities.

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Impairment, restructuring charges and other related closure costs incurred in the second quarter of 2005 and the first half of 2005 are summarized as follows:

Three months ended July 2, 2005	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

150mm fab operations	—	(2)	(1)	(3)
Back-end operations	—	(2)	—	(2)
Intangible assets and investments	—	—	—	—
2005 restructuring plan	—	(16)	—	(16)
Other	—	(1)	—	(1)

Total	—	(21)	(1)	(22)

Six months ended July 2, 2005	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

150mm fab operations	—	(4)	(5)	(9)
Back-end operations	—	(2)	—	(2)
Intangible assets and investments	(63)	—	—	(63)
2005 restructuring plan	—	(16)	—	(16)
Other	—	(9)	(1)	(10)

Total	(63)	(31)	(6)	(100)

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Impairment, restructuring charges and other related closure costs incurred in the second quarter of 2004 and the first half of 2004 are summarized as follows:

Three months ended June 26, 2004	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

150mm fab operations	—	—	(9)	(9)
Back-end operations	—	—	(1)	(1)
Intangible assets and investments	(1)	—	—	(1)
Other	—	(1)	—	(1)

Total	(1)	(1)	(10)	(12)

Six months ended June 26, 2004	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

150mm fab operations	—	(25)	(15)	(40)
Back-end operations	—	—	(2)	(2)
Intangible assets and investments	(1)	—	—	(1)
Other	—	(2)	—	(2)

Total	(1)	(27)	(17)	(45)

     Impairment charges

In the first half of 2005, the Company recorded impairment charges of $63 million, all incurred in the first quarter of 2005 following the decision of the Company to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Product Groups (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142, Goodwill and Other Intangible Assets, reassessed the allocation of goodwill between the Access reporting unit and the business to be disposed of according to their relative fair values using market comparables. The reassessment resulted in a $39 million goodwill impairment. Additionally $22 million of purchased technologies were identified without an alternative use following the discontinuation of CPE product lines, which resulted in a total impairment charge of $61 million in the first quarter of 2005. Moreover, impairment charges of $2 million for technologies and other intangible assets were incurred pursuant to the decision of the Company to close its research and development design center in Karlsruhe (Germany) and the discontinuation of a development project in Singapore.

No impairment charge was recorded during the second quarter of 2005.

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In the first half of 2004, the Company recorded an impairment charge of $1 million incurred in the second quarter of 2004 on certain financial assets of the Company.

     Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at July 2, 2005 are summarized as follows:

	150mm fab operations			Back-end operations	2005 restructuring plan	Other	Total restructuring & other related closure costs

	Restructuring	Other related closure costs	Total

Provision as at December, 2004	36	1	37	—	—	3	40
Charges incurred in 2005	4	5	9	2	16	10	37
Amounts paid	(15)	(6)	(21)	(2)	(1)	(9)	(33)
Currency translation effect	(3)	—	(3)	—	—	—	(3)

Provision as at July 2, 2005	22	0	22	0	15	4	41

     150mm fab operations:

Restructuring charges incurred in the first half of 2005 primarily related to $4 million in termination benefits for the sites of Agrate (Italy) and Rousset (France) and $5 million of other closure costs for the transfer of production from the sites of Rennes (France), Rousset (France) and Carrollton (USA).

During the first half of 2004, the Company recorded restructuring charges of $40 million for its 150mm fab operations, of which $31 million was incurred in the first quarter and $9 million in the second quarter, relating mainly to the discontinuation of Rennes, for which the exit plan was communicated to employees in March 2004.

     Back-end operations:

During the first half of 2005, $2 million involuntary termination benefits were paid in the Company’s back-end site in Morocco, all incurred in the second quarter of 2005. During the same period of 2004, transfer costs amounting to $2 million were paid for back-end sites in Morocco, of which $1 million were incurred in the second quarter of 2004.

     2005 restructuring plan:

Pursuant to its announcement of new restructuring initiatives aimed at improving its competitiveness and financial performance, the Company started in the second quarter of 2005 to define a plan of reorganization and optimization of its activities. This plan focuses on workforce reduction, mainly in Europe, but will, whenever possible, encourage voluntary redundancy such as early retirement measures and other special termination arrangements with the employees. The plan also includes the non-renewal of some temporary positions. The Company recorded a total restructuring charge for its new restructuring plan amounting to $16 million, mainly related to involuntary and voluntary termination benefits. This total charge includes the provision for contractual and legal termination benefits for an estimated number of employees at one of the Company’s European subsidiaries. It also includes termination incentives for certain employees in Europe, who accepted special termination arrangements. In addition, the total charge includes a $1 million charge generated by the discontinuation of the Company’s Field Programmable Gate Array (“FPGA”) non-core development program.

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     Other:

Pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Company committed to an exit plan in Zaventem (Belgium) and recorded $4 million of workforce termination benefits in the first half of 2005.

In addition, charges totaling $2 million were paid in the first half of 2005 and 2004 by the Company for voluntary termination benefits in France, of which $1 million were paid in the second quarter for each year.

Moreover, in order to rationalize its research and development sites, the Company decided in the first quarter of 2005 to cease its activities in two locations, Karlsruhe (Germany) and Malvern (USA). The Company incurred in the first half of 2005 $3 million restructuring charges corresponding to employee termination costs and $1 million of unused lease charges relating to the closure of these two sites.

     Total impairment, restructuring charges and other related closure costs:

In the first half of 2005, total amounts paid for restructuring and related closure costs amounted to $33 million.

The 2003 restructuring plan and related manufacturing initiatives are expected to be completed in the coming quarters. Out of the total expected approximate $350 million pre-tax charge of the total plan for the front-end and back-end reorganization, $294 million has been incurred as of July 2, 2005 ($13 million in 2005, $76 million in 2004 and $205 million in 2003).

The reorganization and restructuring actions taken in the first quarter of 2005 were fully completed in the second quarter of 2005 and generated impairment and restructuring charges that amounted to $71 million.

The total plan of restructuring actions announced in the second quarter of 2005 is estimated to be between $100 and $130 million and is expected to be largely completed by mid-2006. This new plan generated in the second quarter of 2005 restructuring charges amounting to $16 million.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

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8. Interest income (expense), net

Interest income (expense), net consisted of the following:

	(unaudited)		(unaudited)

	Three months ended		Six months ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004
In million of U.S dollars

Income	13	10	25	21
Expense	(5)	(13)	(10)	(28)

Total	8	(3)	15	(7)

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding convertible bonds.

9. Marketable securities

In the first half of 2005, the Company invested $525 million of existing cash in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. These credit-linked deposits are reinvested by the banks in underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “A-” and include a derivative instrument related to the underlying credit default swap of the credit-linked deposits. The Company has determined that this derivative element does not have a material impact on the interim consolidated financial statements as of July 2, 2005. Interest on these instruments is paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments scheduled to occur before the 2005 year-end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, in which case repayment of principal would be reduced based on the decline in value of the defaulted debt.

10. Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company manufacturing performance. In the case of underutilization of its manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for uncommitted inventories based on the previous quarter sales, orders backlog and production plans.

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Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)

In million of U.S. dollars	As at July 2, 2005	As at December 31, 2004

Raw materials	65	70
Work-in-process	898	874
Finished products	400	400

Total	1,363	1,344

11. Investments and other non-current assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)

In million of U.S. dollars	As at July 2, 2005	As at December 31, 2004

Equity-method investments	8	6
Cost investments	34	34
Deposits and long-term receivables related to funding	73	69
Debt issuance costs, net	5	8

Total	120	117

SuperH Joint Venture

In 2001, the Company and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. The Company accounts for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, the Company made additional capital contributions on which accumulated losses have exceeded the Company’s total investment, which is shown at a zero carrying value at July 2, 2005.

In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. In March 2005, the Board of Directors decided to close the joint-venture. The Company estimates that no future losses exposure will result from this liquidation in excess of existing provisions.

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UPEK Inc.

In the first quarter of 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture capitalist-funded spin-off of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. The shareholder agreement requires Sofinnova Capital IV FCPR to additionally contribute $9 million within approximately 12 months from the first quarter of 2004. During the first quarter of 2005, such contribution was made by Sofinnova Capital IV FCPR, reducing the Company’s ownership to 33%. The Company accounted for its share in UPEK, Inc. under the equity method.

On June 30, 2005, the Company sold its interest in Upek Inc. for $13 million and recorded in the second quarter of 2005 a gain amounting to $6 million in “Other income and expenses, net” of its interim consolidated statement of income. Additionally, on June 30, 2005, the Company was granted warrants for 2,000,000 shares of Upek, Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an Initial Public Offering of Upek Inc. with a valuation of the company at or over $39 million. The Company estimated that such conditions for exercise were not met as at July 2, 2005. Therefore, the Company has estimated that such warrants have no material impact on its interim consolidated financial statements as at July 2, 2005.

Hynix Joint Venture

Pursuant to the joint-venture agreement signed in 2004 by the Company with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China, the Company made an initial contribution to the joint venture of $8 million in the second quarter of 2005. Under the agreement, Hynix Semiconductor Inc. will contribute $500 million for a 67% interest and the Company will contribute $250 million for a 33% interest. In addition, the Company committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets.

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company is accounting for its share in this joint venture under the equity method.

DNP Photomask Europe S.p.A.

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds a 19% interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been registered so far. At July 2, 2005, the Company’s total capital investment in the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and accounts for this investment under the cost method.

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The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture.

12. Long-term Debt

Long-term debt consisted of the following:

	(Unaudited)	(Audited)

In million of U.S dollars	As at July 2, 2005	As at December 31, 2004

Bank loans:

2.52% (weighted average) due 2007, fixed interest rate	149	153
2.45% (weighted average) due 2006, floating interest rate at Libor + 0.30	69	105
4.13% (weighted average) due 2007, floating interest rate	39	44
4.05% (weighted average) due 2008, floating interest rate	25	—

Funding program loans:

1.09% (weighted average), due 2009, fixed interest rate	83	102
0.83% (weighted average), due 2017, fixed interest rate	49	55
3.15% (weighted average), due 2012, fixed interest rate	13	14
5.35% (weighted average), due 2006, fixed interest rate	7	13

Capital leases:

4.78% due 2011, fixed interest rate	29	35

Convertible debt:

-0.50% convertible bonds due 2013	1,379	1,379

Total long-term debt	1,842	1,900
Less current portion	150	133

Total long-term debt, less current portion	1,692	1,767

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13. Earnings (Loss) per Share

Basic net earnings (loss) per share is computed based on net income (loss) available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

(In millions of U.S. dollars, except per share amounts):

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

Basic Earnings (Loss) per Share:
Net income (loss)	26	148	(5)	225
Weighted average shares outstanding	892,010,623	891,369,659	891,969,235	890,797,105

Earnings (Loss) per Share (basic)	0.03	0.17	(0.01)	0.25

Diluted Earnings (Loss) per Share:
Net income (loss)	26	148	(5)	225
Interest expense on convertible debt, net of tax	1	1	—	2
Net income (loss), adjusted	27	149	(5)	227

Weighted average shares outstanding	892,010,623	891,369,659	891,969,235	890,797,105
Dilutive effect of stock options	726,642	3,746,052	—	5,154,793
Dilutive effect of convertible debt	41,880,101	41,880,160	—	41,880,160
Number of shares used in calculating Earnings (Loss) per Share	934,617,366	936,995,871	891,969,235	937,832,058

Earnings (Loss) per Share (diluted)	0.03	0.16	(0.01)	0.24

As of July 2, 2005, common shares issued were 905,517,780 shares of which 13,400,000 shares were owned by the Company as treasury stock.

As of July 2, 2005, there were outstanding stock options exercisable into the equivalent of 64,241,357 common shares and convertible debt exercisable into the equivalent of 41,880,101 common shares.

14. Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

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The components of the net periodic benefit cost include the following:

	(Unaudited)		(Unaudited)

	Three Months ended		Six months ended

In millions of U.S. dollars	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

Service cost	5	4	6	8
Interest cost	4	3	7	6
Expected return on plan assets	(3)	(2)	(6)	(5)
Amortization of net (gain) and loss	1	1	2	3

Net periodic benefit cost	7	6	9	12

Employer contributions expected to be paid in 2005 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2004.

15. Fair value of stock-based compensation

At July 2, 2005, the Company has five stock-based employee and Supervisory Board compensation plans as well as an employee share purchase plan which are described in detail in Note 17 of the consolidated financial statements located at Item 18 of the Form 20-F. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share (EPS) is required by Statement of Financial Accounting Standards Board No. 123 Accounting for Stock-Based Compensation (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123, which results in a charge for total stock-based employee expense, net of related tax effects.

The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option-pricing model. Forfeitures of options are reflected in the pro forma charge as they occur. For those stock option plans with graded vesting periods, the Company has determined the historical exercise activity for such plans actually reflects that employees exercise the option after the close of the graded vesting period. Therefore, the Company recognizes the estimated pro forma charge for plans with graded vesting periods on a straight-line basis.

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The fair value was estimated using the following weighted-average assumptions:

	(Unaudited)		(Unaudited)

	Three Months ended		Six months ended

In millions of U.S. dollars	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

Expected life (years)	—	6	6	6
Volatility	—	55.7%	52.9%	55.7%
Risk-free interest rate	—	3.57%	3.84%	3.57%
Dividend yield	—	0.5%	0.69%	0.5%

There were no options granted in the second quarter of 2005. The weighted average fair value of options granted in the second quarter of 2004 was $12.17.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation, which consists of applying the amortization of the fair-value of stock-based compensation over the vesting period.

	(unaudited)		(unaudited)

	Three Months Ended		Six Months Ended

	July 2, 2005	June 26, 2004	July 2, 2005	June 26, 2004

Net income (loss), as reported	26	148	(5)	225
Deduct:
Total stock-based employee compensation expense, determined under FAS 123, net of related tax effects	(26)	(46)	(62)	(87)

Net income (loss) , pro forma	—	102	(67)	138
Earnings (loss) per share:
Basic, as reported	0.03	0.17	(0.01)	0.25
Basic, pro forma	—	0.11	(0.08)	0.15

Diluted, as reported	0.03	0.16	(0.01)	0.24
Diluted, pro forma	—	0.11	(0.08)	0.15

In connection with an overall change of the Company’s stock-based compensation policy, the Company decided to accelerate the vesting period of outstanding stock options. In addition, the Company is evaluating to base its share-based remuneration programs on nonvested shares.

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16. Dividends

At the Annual General Meeting of Shareholders on March 18, 2005, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of $107 million was paid in the second quarter of 2005.

At the Annual General Meeting of Shareholders on April 23, 2004, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of $107 million was paid in the second quarter of 2004.

17. Treasury Stock

In 2002, the Company has repurchased 13,400,000 own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. The repurchased shares have been designated to be used for the Company’s employee stock option plan.

As of July 2, 2005, none of the common shares repurchased had been transferred to employees under the employee stock option plan.

18. Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Adverse changes in evaluations which result in adverse determinations with respect to the interests of the Company could have a material negative effect on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

19. Claims and Legal proceedings

The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

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The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

During 2004, the Company has settled certain disputes with respect to claims and litigation relating to possible infringements of patents and similar intellectual property rights of others. An accrual of $10 million was recorded as at December 31, 2004 for such claims, which was paid in the first half of 2005 in accordance with the final settlements. No additional accrual has been recorded in 2005 since no other risks were estimated to result in a probable loss.

The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company does not believe that the SanDisk litigation will result in a probable loss.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 1 , 2005	By:	/s/ Carlo Bozotti

		Name:	Carlo Bozotti
		Title:	President and Chief Executive and Sole Member of our Managing Board

 Enclosure: STMicroelectronics N.V.’s Second Quarter and First Half 2005:

•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes; and

•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

1

Exhibit 12.1

VOLUNTARY CERTIFICATION

I, Carlo Bozotti, certify that:

1.

I have reviewed this report on Form 6-K of STMicroelectronics N.V.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: August 1 , 2005	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board

Exhibit 12.2

VOLUNTARY CERTIFICATION

I, Carlo Ferro, certify that:

1.

I have reviewed this report on Form 6-K of STMicroelectronics N.V.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: August 1, 2005	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer

Exhibit 13.1

VOLUNTARY CERTIFICATION OF CARLO BOZOTTI, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND SOLE MEMBER OF OUR MANAGING BOARD OF STMICROELECTRONICS N.V. AND CARLO FERRO, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF STMICROELECTRONICS N.V., PURSUANT TO SECTION 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report on Form 6-K of STMicroelectronics N.V. (the “Company”) for the period ending July 2, 2005, as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:August 1, 2005	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board

Date: August 1, 2005	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer